NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ESTATE OF ROBERT B. WESTPHAL
SOURCE OF FUNDS
PF - OO
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
SOLE VOTING POWER
247,600
SHARED VOTING POWER
N/A
SOLE DISPOSITIVE POWER
247,600
SHARED DISPOSITIVE POWER
N/A
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
247,600
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.48
TYPE OF REPORTING PERSON
IN    (DECEASED 5/18/99)
SIGNATURE
AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.
DATED:  MARCH 10, 2000

                                       ESTATE OF ROBERT B. WESTPHAL
                                       CO-EXECUTORS:
                                           BETSY J. WESTPHAL
                                           BENNIE B. WESTPHAL
                                           ROBIN W. CLEGG